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                             August 13, 2021

       Kevin Brian Cox
       Chief Executive Officer
       SurgePays, Inc.
       3124 Brother Boulevard, Suite 104
       Bartlett, TN 38133

                                                        Re: SurgePays, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 2,
2021
                                                            File No. 333-233726

       Dear Mr. Cox:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, any reference to prior comments are to comments in our July 21, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed August 2,
2021

       Financial Statements
       Consolidated Statements of Operations, page F-3

   1. We note your response to comment 5. SAB Topic 11:B states, in part: "depreciation, depletion and
amortization should not be positioned in the income statement in a manner which results in
reporting a figure for income before depreciation." Therefore, if you present a subtotal
income measure, such as gross profit, it should not exclude depreciation and amortization since
such exclusion would result in the presentation of a "figure for income before
depreciation." Accordingly, you can revise either by not presenting a gross margin subtotal on the
face of the income statement or by disclosing that you allocate depreciation and
amortization to cost of revenues, along with the amount allocated,
 Kevin Brian Cox
SurgePays, Inc.
August 13, 2021
Page 2
      and the types of costs and expenses classified as cost of revenues.
        You may contact Joseph Cascarano at (202) 551-3376 or Robert Littlepage at (202) 551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameKevin Brian Cox
                                                            Division of
Corporation Finance
Comapany NameSurgePays, Inc.
                                                            Office of Trade &
Services
August 13, 2021 Page 2
cc:       Steven Lipstein
FirstName LastName